FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of April, 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on April 23, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing details of comprehensive collaboration between Matsushita Electric Industrial and Matsushita Electric Works.

2.	News release issued on April 28, 2004, by the registrant, reporting its annual financial results for the year ended March 31, 2004 (fiscal 2004).

3.	Supplemental consolidated financial data for fiscal 2004.

4.	News release issued on April 28, 2004, by the registrant, announcing proposed senior management changes.

5.	News release issued on April 28, 2004, by the registrant, announcing that it amend its articles of incorporation regarding own share repurchases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: May 17, 2004

April 23, 2004

FOR IMMEDIATE RELEASE

Matsushita Electric Industrial Co., Ltd.

Media Contacts:	Yoshihiro Kitadeya (Japan) Tel: 06-6949-2293 Jim Reilly (U.S.) Tel: +1-201-392-6067 Brendon Gore (Europe) Tel: +44-20-8899-2217

Investor Relations Contacts:	Ryuichi Tsuruta (Japan) Tel: 06-6908-1121 Akihiro Takei Panasonic Finance (America), Inc. Tel: +1-212-698-1365 Norio Iino Panasonic Finance (Europe) plc Tel: +44-20-7562-4400

Matsushita Electric Works, Ltd.
Media Contact:	Yukio Kinashi Publicity dept. (Japan) Tel: 06-6909-7187

Investor Relations Contacts:	Tomio Kado Financial Management Dept. (Japan) Tel: 06-6903-0442 Akihiro Takei Panasonic Finance (America), Inc. Tel: +1-212-698-1365 Norio Iino Panasonic Finance (Europe) plc Tel: +44-20-7562-4400

Details of Comprehensive Collaboration between Matsushita

Electric Industrial and Matsushita Electric Works Announced

- Based on report submitted by Collaboration Committee -

Osaka, Japan, April 23, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE: MC]), best known for its Panasonic brand name, and Matsushita Electric Works, Ltd. (MEW), today announced the overall direction and certain specific details of a comprehensive collaboration between the two companies. This collaboration is pursuant to the basic agreement between MEI and MEW signed on December 19, 2003.

In January 2004, MEI and MEW established a joint “21st Century Collaboration Committee” to discuss the optimum structure of the Matsushita Group for the year 2010. The Collaboration Committee discussed the following three main topics:

(1)	Initiatives to maximize synergy effects and achieve business growth

(2)	Policies, systems and infrastructures to be shared by the two companies

(3)	Initiatives to ensure smooth integration of corporate cultures, while raising employee morale

The Collaboration Committee was representative of the diverse employee base of both companies, including participants from varying age groups and professional backgrounds. Open discussions were held on such areas as corporate communications, R&D, intellectual properties, business fields, accounting, finance and human resources. The results of these discussions were subsequently presented in a final report to the presidents of both MEI and MEW at the beginning of April.

The details outlined below were agreed upon by both companies after receiving the above-mentioned final report from the Collaboration Committee. In-depth plans and actual implementation of various initiatives will be the responsibility of individual project groups. Furthermore, both MEI and MEW will approve implementation of initiatives through the necessary corporate decision-making processes.

In April of this year, MEI and MEW, under common management philosophies and a common vision to contribute to the realization of a ubiquitous networking society and coexistence with the environment, began a new era of cooperation after MEW became a majority-owned subsidiary of MEI. The two companies will combine management resources to enhance overall corporate value through unified brands and management strategies, based on an optimized, customer-first operational structure. In addition to providing customers all over the world with solutions for comfortable living based on the concepts of “peace of mind, security, and brand loyalty,” as well as providing products that are “easy to use” and “inspiring,” MEI and MEW aim for global excellence by maximizing synergy effects between the two companies to create new growth and increase productivity.

The details of specific initiatives are as follows:

Collaboration towards new growth

1.	Corporate communications

(1)	Brand unification

-	The “NAIS” and “National” brands currently used by MEW will be unified under the “National” brand for products sold in Japan, and the “Panasonic” brand for those sold in overseas markets. In line with this change, the “NAIS” brand will be discontinued.

-	The color of the “National” logo will be changed to orange. (currently, MEI uses a red “National” logo, while MEW uses a yellow “National” logo)

-	The above changes in brands and logo colors will be implemented from October 2004.

(2)	Corporate communications facilities

-	MEW’s corporate showroom located in Shiodome, Tokyo will be re-named the “National Center” (tentative name), and along with the Panasonic Center in Ariake, Tokyo, will constitute the main corporate communications facilities for the Matsushita Group.

-	In addition to the corporate communications facilities mentioned above, beginning in October 2004, seven corporate showrooms throughout Japan will be renovated under a unified concept to present a variety of product solutions.

2.	R&D / intellectual properties

(1)	Unified technology management

-	From the year ending March 31, 2005 (fiscal 2005), MEI and MEW will share a common technology vision and mid-term technology strategy. Furthermore, MEW will participate in MEI’s technology management system.

-	The companies also aim to achieve increased efficiency in development by upgrading Development Process Innovation Management.

(2)	Joint R&D

-	Networks

MEI and MEW will establish a new “eHII Networking” architecture (tentative name). To achieve this, the two companies will jointly develop basic technologies, including high-speed power line communications, while ensuring connectivity between both companies’ equipment.

-	Energy

The two companies aim to achieve the industry’s highest level of energy efficiency in home-related products by combining MEI’s proprietary “black-box” technologies (those that cannot be easily imitated by competitors) in the areas of energy-related devices with MEW’s black-box technologies in high-performance construction materials. To this end, a new “Eco Life Solutions Center” (tentative name) will be established in May 2004.

-	Semiconductors / components and devices

MEI’s strengths in semiconductors and components and devices, along with MEW’s strengths in materials and processing, printed circuit board and electronic parts surface mounting technologies will be fully utilized to develop super-thin, ultra-compact device technologies for ubiquitous networking products such as compact video and audio equipment and mobile communications equipment. Meanwhile, a new “Next-generation Components and Devices Committee” will be established in May 2004, for the purpose of defining R&D themes and implementing various initiatives.

-	Lighting

By combining the black-box technologies of MEI and MEW in the areas of high density surface mounting and light distribution design, the two companies will create a value chain from components and devices to lighting equipment, aiming to achieve the top position in the global LED lighting market.

(3)	Unified intellectual properties management

-	To strengthen intellectual properties, the companies will integrate various functions and systems during fiscal 2005.

1.	Integration of strategy development functions

-	The two companies will concentrate Group intellectual properties strategy functions

2.	Integration of intellectual property rights negotiations functions

-	The two companies will further strengthen license negotiations by strategically combining the respective strengths of MEI and MEW in this area.

-	The two companies will also consider integrating their respective affiliated intellectual properties research companies.

3.	Unified intellectual property systems

-	The two companies will integrate intellectual property rights application/registration processes, bonus rewards and other systems, as well as underlying data processing system infrastructures.

3.	Business operations initiatives

(1)	Collaboration V-products

-	During fiscal 2005, MEI and MEW will develop and launch* a new line of competitive products by integrating core technologies of the two companies. These products will be called “Collaboration V-products.”

* Product launches will be announced individually.

(2)	Creation of a network solutions business

-	By utilizing MEW’s “EMIT System,” which is a networking system for equipment in commercial, residential, and other buildings, and MEI’s “Home Network System” for networking home appliances, a new “eHII Networking” architecture (tentative name) will be created for commercial and residential applications.

Commercial buildings

For commercial buildings, the companies will offer total systems, including MEI’s video surveillance and distribution systems, and MEW’s lighting control and security systems.

Residential buildings

In this area, MEI’s wireless/video communications technology and MEW’s sensor and security technology will be integrated and applied to security and other convenient services that create added value in residential buildings.

Homes

For the home, MEI and MEW will create comprehensive systems connecting video and audio equipment, home appliances and other housing equipment.

To achieve the above-mentioned initiatives, the companies will establish two new groups, namely the “Ubiquitous Security Business Strategy Project” and the “Home Safety System Business Strategy Project” to carry out joint R&D and business operations in this field.

(3)	Strengthened marketing activities

-	MEI and MEW will strengthen integrated marketing functions and enhance overall brand image through advertising and marketing activities that promote a wide range of combined products from both companies.

(4)	Increased business in Chinese market

-	Within the comprehensive collaboration between MEI and MEW, China has been designated as a key overseas market. The two companies will therefore share management infrastructures in China, as well as integrate strategies relating to this market.

-	Strategic business areas in the Chinese market are lighting, combining light bulbs and lighting equipment, the home environment solutions business, which will focus particularly on home interiors, and the beauty and health products business.

-	A “Chinese Lifestyle Research Center” (tentative name) will be established in fiscal 2005.

-	MEI and MEW will integrate promotion and development of sales to mass merchandisers, advertising and marketing, as well as organization of trade shows and other displays.

-	Activities of the “Chinese Human Resources Strategy Task Force” will be further expanded.

3-A. Specific business initiatives (I) — electrical supplies

(1)	Integration of electrical supplies sales group

-	To strengthen marketing in this area, MEI and MEW will discuss the integration of relevant sales and marketing operations into MEW.

-	Specifically, the companies launched a new “Electrical Supplies Business Project” in April 2004, with the aim of fully integrating all marketing functions within fiscal 2005.

(2)	Comprehensive building solutions business

-	MEI and MEW will provide comprehensive systems in this area based on the two companies’ strengths in the fields of energy efficiency, environment and security. Main products will include lighting, video and audio equipment, electric wiring, distribution panelboards and air conditioning equipment.

-	In security systems, the companies will expand business in product lines such as access authorization, video surveillance and other security systems.

-	Priority will also be placed on the rapidly growing markets of systems renovation and maintenance.

(3)	Intercom business

-	The intercom for the home entrance is expected to be the centerpiece of future home networks. As such, business strategies and product planning functions in this area will be unified.

-	Product competitiveness will be enhanced by integrating MEI’s wireless technology with MEW’s security technology.

-	Overlapping products in this business area will be reviewed and, where necessary, overlaps will be eliminated.

3-B. Specific business initiatives (II) — building materials and equipment

(1)	Joint marketing activities

-	The two companies will take advantage of strengths in their respective sales channels, while jointly carrying out sales, marketing and promotion activities.

-	In addition to the previously-mentioned 9 domestic corporate showrooms, MEI and MEW will jointly manage 124 equipment-related showrooms. These showrooms will focus mainly on building materials and equipment, and reflect regional customer needs and preferences.

(2)	Solutions for residential living spaces

-	MEI and MEW will use their wide range of strengths in product proposals, construction and servicing to provide total solutions for the home.

-	New services will also be introduced to address the individual needs of customers.

(3)	Elimination of overlapping businesses

-	Overlapping businesses, such as kitchen systems and bath systems will be reviewed and, where necessary, overlaps will be eliminated.

A new “Building Materials and Equipment Project” will be responsible for implementing these initiatives.

3-C. Specific business initiatives (III) — lighting

(1)	Integration of light bulb and lighting equipment strategies

-	The companies will integrate respective business strategies pertaining to MEI’s light bulb business and MEW’s lighting equipment business.

-	In May 2004, a new “Lighting Business Strategy Committee” will be established to unify decision-making in this area. Furthermore, MEI and MEW will establish a “Lighting Business Strategy Planning Department” (tentative name) responsible for new product R&D and joint marketing activities.

(2)	Enhanced competitiveness and increased sales

1.	Establishing the top lighting business in the domestic market

-	The two companies will cooperate in the areas of light bulbs, lighting equipment, and components and devices to drastically reduce lead time and increase new product introductions.

2.	Strengthened industrial-use light bulb / components and devices business

-	The two companies will enhance product competitiveness in the areas of liquid crystal display (LCD) backlights and light bulbs for video projector systems (VPS), by integrating light bulb and component technologies.

3.	Expansion of R&D and sales in Chinese market

-	MEI and MEW will expand their business in new markets through innovative product proposals relating to lighting systems design, etc.

-	Technologically superior light bulbs and components and devices will be supplied to local Chinese manufacturers.

3-D. Specific business initiatives (IV) — home appliances

(1)	Strengthened marketing activities

-	The companies will establish the “Appliance Marketing Committee” (tentative name) to jointly carry out marketing and sales activities (advertising, catalogues, home pages, marketing campaigns, etc.) through resale channels for the Japanese market. As a result, the companies aim to increase sales in home appliances (cleaning and cooking equipment, air conditioners, etc.) and personal appliances (beauty, health, and other personal care products).

-	MEI and MEW will strive to increase sales in the key Chinese market. To accomplish this, product competitiveness will be enhanced through various initiatives, including the establishment of the new “Chinese Lifestyle Research Center” (tentative name).

(2)	Review of overlapping products and enhanced product competitiveness

-	Overlapping product categories, such as electric carpets, kitchen waste processors, air purifiers, hygiene toilet seats and alkaline-ion water purifiers, will be reviewed for the purpose of eliminating unnecessary duplication. In addition, MEI and MEW will integrate their respective core technologies in these areas to enhance product competitiveness.

To implement these initiatives, MEI and MEW will jointly establish the “Home Appliances Strategy Project.”

Framework to support a new Matsushita Group

4.	Accounting systems and finance

(1)	Consolidated financial reporting

-	With the additions of the Matsushita Electric Works Group (MEW Group) and the PanaHome Group, the number of consolidated companies of MEI (the parent company and its consolidated subsidiaries) will increase from 375 (as of December 31, 2003) to more than 600 companies. MEI, through close cooperation with such subsidiaries, will implement timely and enhanced disclosure under the new group structure.

1.	Standardized fiscal periods

-	Beginning in 2005, MEW will change its fiscal year, which currently ends on November 30, to one that ends on March 31 (subject to approval at MEW’s general meeting of shareholders scheduled for the middle of February 2005). As such, the period from December 1, 2004 through March 31, 2005 will be treated as a one-time short fiscal period, for the purpose of making the transition to the new fiscal year.

2.	Segment reclassification

-	Regarding consolidated segment information disclosure for MEI, a new segment “MEW and PanaHome” will be created to reflect the addition of the MEW Group and the PanaHome Group in MEI’s consolidated financial reporting.

(2)	Group finance strategy

-	A “Group Finance Committee” will be established during fiscal 2005 for the purpose of strengthening the new Matsushita Group’s financial structure and increasing overall corporate value.

1.	The committee will focus on creating cash flows, reducing assets and managing capital policies, all aimed at increasing free cash flows and achieving consolidated Capital Cost Management (CCM) above zero (0).

2.	To minimize financing costs and foreign exchange rate risks, a global financial platform will be structured to take maximum advantage of scale merits relating to funds and foreign currency exchange, as well as implement best practices.

3.	A new finance company will be established to strengthen the financial network that connects the more than 600 consolidated companies in the new Matsushita Group.

5.	Materials procurement, logistics, IT platform, asset utilization

(1)	Standardized group materials procurement and centralized purchasing

-	Suppliers will be selected based on new standardized purchasing policies.

-	A new “Electronic Bidding System” will be implemented at all business domains in both MEI and MEW. The new system is scheduled to completed in September 2005.

(2)	Reduction of logistics costs

-	MEI and MEW will make more efficient use of logistics routes through centralized purchasing, rerouting, etc.

-	MEI and MEW will use each other’s respective logistics infrastructures (facilities, routes, etc.) to improve efficiency. The two companies will use MEI’s infrastructure for home appliances, while MEW’s logistics infrastructure will be used for electric equipment and building materials.

(3)	IT platform

-	A new IT system will be created to facilitate the sharing of information platforms and IT know-how.

1.	The two companies will cooperate in achieving IT systems compatibility in the areas of sales and purchasing, production management, accounting and procurement, thus increasing efficiency and overall IT systems capability.

2.	Information sharing will also take place in the form of unified IC employee identification cards, electronic mail addresses and Web management.

(4)	Efficient utilization of assets

-	A new “21st Century Facilities Management Committee” will be established in May 2004 to share information, aimed at optimum utilization of both companies’ facilities and reduction of assets.

-	MEW will participate in MEI’s “Construction Investment Committee” to achieve overall optimum use of investment funds and assets.

6.	Environmental management

(1)	Unification of group environmental administration functions

-	Environmental Management Systems (EMS) of both companies will be integrated during fiscal 2005.

-	Environmental strategies, environmental support and other environmental administration functions will be unified under MEI in April 2005.

-	The Sustainability Report for the new Matsushita Group will be published beginning for the year ending March 31, 2006 (fiscal 2006).

(2)	Improved environmental performance

-	A joint task force will be established to address common environmental issues, including the reduction of CO2 emissions and industrial waste.

7.	Human resources and corporate culture

(1)	Creation of a “customer first” culture

-	A new “Market Training Exchange Program” will be introduced to increase product and market knowledge of both MEI and MEW employees.

-	MEI and MEW will also introduce a new training project aimed at enhancing a “customer first” corporate culture.

(2)	A corporate culture supporting autonomy and diversity

-	The two companies will jointly establish a “Collaboration Challenge Trainee Program,” which will promote interaction between highly motivated employees from both companies.

-	The new Matsushita Group will consist of a diverse employee base in terms of gender, age and nationality.

(3)	A corporate culture that fosters competitiveness

-	All current training programs and courses will be made available to employees at both companies.

-	A new “Collaboration Training Program” is planned with the aim of further strengthening various businesses within MEI and MEW.

-	Recruiting activities for mid-career and global professionals will be unified.

In the future, a “Human Resources Exchange Project” will be launched to strengthen business, while further solidifying a highly-efficient management organization.

Future plans and implementation

The aforementioned initiatives will be discussed in further detail by various project teams. The subsequent implementation of these initiatives will take place through the necessary corporate decision-making processes.

    Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

# # #

April 28, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta
(Tel: 06-6949-2293)	Investor Relations
(Tel: 06-6908-1121)

Jim Reilly (U.S.)	Akihiro Takei
(Tel: +1-201-392-6067)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Brendon Gore (Europe)	Norio Iino
(Tel: +44-20-8899-2217)	Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 104 yen.)

MATSUSHITA REPORTS MARCH 2004 ANNUAL RESULTS

- V-products, cost reduction efforts spur earnings increase -

Osaka, Japan, April 28, 2004 — Matsushita Electric Industrial Co., Ltd. (NYSE symbol: MC) today reported its annual financial results for the year ended March 31, 2004 (fiscal 2004).

Consolidated Results

Consolidated group sales for fiscal 2004 edged up 1%, to 7,479.7 billion yen (U.S.$71.92 billion), from 7,401.7 billion yen in the previous fiscal year. The main reasons cited by the company in explaining fiscal 2004 results were strong sales of “V-products,” particularly digital audiovisual (AV) products, cellular phones and factory automation (FA) equipment, which were sufficient to offset sales declines in the Components and Devices and JVC categories. Of the consolidated group total, domestic sales increased 1% to 3,477.5 billion yen ($33.44 billion), compared with 3,453.8 billion yen a year ago. Overseas sales were up by the same 1%, to 4,002.2 billion yen ($38.48 billion), from 3,947.9 billion yen in fiscal 2003. Excluding the effects of currency translation, overseas sales increased 4% from a year ago on a local currency basis1.

The domestic economy in Japan showed moderate improvement during fiscal 2004. Steady gains in capital investment and exports were the main reasons cited for this improvement, despite such negative factors as a strong yen and rising raw materials prices. The global economic situation was supported by continued expansion in such economies as the United States and China, although post-war Iraq and other unstable factors remained.

Fiscal 2004 was designated as the year Matsushita would “re-declare” its founding, or in other words, return to the basic management principles upon which the company was founded. As such, the company implemented group-wide initiatives representative of management’s shift in focus from “deconstruction” to “creation,” in pursuit of further growth. As a first step, Matsushita introduced an autonomous business domain-based organizational structure, along with a new management system that places top priority on global consolidated results and cash flows.

Examples of initiatives to increase sales and enhance profitability in fiscal 2004 included the launch of a new series of competitive V-products, particularly those in the digital AV area, and global simultaneous product introductions aimed at maximizing sales and profits at an early stage in product life cycles. Matsushita also positioned the “Panasonic” brand as a globally unified brand for overseas markets, under the slogan “Panasonic ideas for life.” This new brand strategy conveys to customers all over the world a new image for the company and its products, while further enhancing overall brand value. Meanwhile, Matsushita continued to carry out restructuring at various business domain companies. Such restructuring encompassed selection and concentration of management resources, along with a thorough review of all costs to strengthen the company’s overall management structure.

Furthermore, to maximize corporate value and establish an optimum structure for the Matsushita Group, the company commenced a comprehensive collaboration relationship with Matsushita Electric Works, Ltd., pursuant to the basic agreement between the two companies signed in December 2003.

Consolidated operating profit2 for the year increased 54%, to 195.5 billion yen ($1.88 billion), compared with 126.6 billion yen in the previous year. This increase was primarily attributable to sales increases, benefiting mainly from the success of V-products, and cost reduction efforts, despite the negative effects of a strong Japanese yen and intense global competition.

1.	Sales on a local currency basis is not a measure conforming with U.S. GAAP. However, the company believes that this measure is useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency exchange rate fluctuations.

2.	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 13.

Regarding pretax income, the company recorded a 72.2 billion yen ($695 million) gain from the return to the Japanese Government of the substitutional portion of the Employees Pension Funds that the company and certain of its subsidiaries operated on behalf of the Government. Meanwhile, the company recorded restructuring charges of 45.1 billion yen ($433 million) for early retirement programs at certain domestic group companies, and incurred losses on valuation of investment securities, mainly stocks of affiliated companies. As a result, income before income taxes for fiscal 2004 was 170.8 billion yen ($1.64 billion), up 148% from 68.9 billion yen in the previous year.

The company recorded a net income of 42.1 billion yen ($405 million), as compared with the previous year’s net loss of 19.5 billion yen. Growth in net income was curbed due in part to adjustments of short-term deferred tax assets, resulting from the revision of tax laws lowering local enterprise income tax rates in light of a new pro-forma standard taxation system.

Consolidated Sales Breakdown by Product Category

As previously announced, Matsushita launched a new business domain-based organizational structure in January 2003, followed in April of the same year by the introduction of a new group-wide management system. Accordingly, the company reclassified its previous four business segments (AVC Networks, Home Appliances, Industrial Equipment and Components and Devices) into five new segments, effective April 1, 2003. The five new segments are: AVC Networks, Home Appliances, Components and Devices, JVC and Other.

The company’s annual consolidated sales by reclassified product category, as compared with restated prior year amounts3, are summarized as follows:

3.	For restatement of prior year segment disclosure, see Note 8 of Notes to consolidated financial statements on page 14.

AVC Networks

AVC Networks sales increased 3% to 3,624.1 billion yen ($34.85 billion), compared with 3,511.5 billion yen in the previous year. Within this segment, sales of video and audio equipment increased 1% from a year ago. Strong sales were recorded in such digital AV products as flat-panel TVs and DVD recorders, which more than offset declines in CRT TVs, VCRs and audio equipment.

Sales of information and communications equipment were up 4% from fiscal 2003. This increase was mainly attributable to strong sales of automotive electronics and cellular phones.

Home Appliances

Sales of Home Appliances were mostly unchanged at 1,189.1 billion yen ($11.43 billion), compared with 1,184.1 billion yen in the previous year. Within Home Appliances, certain seasonal products recorded sales declines in Japan, but these were offset by solid sales in products such as washing machines, dishwashers and ventilating fans.

Components and Devices

Sales of Components and Devices decreased 4% to 1,142.4 billion yen ($10.98 billion), compared with 1,193.8 billion yen in the previous year. Semiconductors sales recorded solid gains, led by system LSIs for digital AV products. Sales declines in general components and electronic tubes, however, resulted in overall lower sales.

JVC

Sales for JVC (Victor Company of Japan and its subsidiaries) totaled 802.7 billion yen ($7.72 billion), down 3% from 828.0 billion yen in fiscal 2003. Although sales increases were recorded for flat-panel TVs and DVD recorders, overall sales of consumer electronics in Japan and the Americas declined, particularly in such products as CRT TVs and VCRs.

Other

Sales for Other increased 5% to 721.4 billion yen ($6.94 billion), from 684.3 billion yen a year ago. Strong sales of FA equipment overseas, particularly electronic-parts-mounting machines, was the main reason for this increase.

Non-Consolidated (Parent Company Alone) Results4

Parent-alone sales decreased 4% to 4,081.4 billion yen, from 4,237.8 billion yen in the previous year. Although the company’s V-products, particularly digital AV products, recorded solid sales, overall sales declined mainly due to the exclusion from parent company sales results of certain businesses that were transferred to subsidiaries as part of the company’s group-wide organizational restructuring implemented in January 2003.

Regarding parent-alone earnings, despite various cost reduction initiatives, the decrease in sales resulted in a parent-alone operating profit of 46.9 billion yen, down 11% from 52.8 billion yen in fiscal 2003. Recurring profit increased 31% to 105.2 billion yen, compared with 80.1 billion yen in the previous year, mainly a result of an increase in dividend income. The parent company recorded non-recurring profit of 9.0 billion yen related to the sale of securities, and an additional 8.5 billion yen in non-recurring profit as a result of the sale of certain fixed assets. Non-recurring loss included 37.6 billion yen in restructuring charges. These factors resulted in a parent-alone net income of 59.4 billion yen, up 106% from 28.8 billion yen last year.

4.	Non-consolidated (parent company alone) results are in conformity with Japanese generally accepted accounting principles.

Consolidated Financial Condition

On a consolidated basis, total assets as of March 31, 2004 were 7,438.0 billion yen, a decrease of 396.7 billion yen from March 31, 2003. The main reason for this decrease was the return to the Government of the substitutional portion of the Employees Pension Funds, which resulted in significant decreases in other assets (deferred tax assets) and other long-term liabilities (retirement and severance benefits), and an increase in accumulated other comprehensive income (minimum pension liability adjustments). The company also continued efforts to increase capital efficiency by reducing assets such as trade receivables and property, plant and equipment.

Proposed Year-end Dividend

Matsushita’s Board of Directors today resolved to propose a year-end cash dividend of 7.75 yen per common share, including a commemorative dividend of 1.50 yen per common share, for approval at the ordinary general meeting of shareholders to be held in late June 2004. The commemorative dividend is to be added to the ordinary year-end dividend for the current fiscal year ending March 31, 2004, which falls on the 85th anniversary of the company’s founding. If implemented, total dividends for fiscal 2004, including an interim dividend of 6.25 yen per common share paid in November 2003, will be 14.00 yen per common share, as compared with 12.50 yen for fiscal 2003.

Outlook for Fiscal 20055

Regarding the business environment for fiscal 2005 (year ending March 31, 2005), while the economy in Japan is expected to maintain gradual recovery, other global economies, beginning with the United States, are still viewed with cautious optimism. Furthermore, trends toward a strong Japanese yen and increasing raw materials prices are forecasted to continue. Based on Matsushita’s new 3-year mid-term plan “Leap Ahead 21,” the company will strive to maintain growth by increasing sales, through aggressive promotion of V-products, and enhancing group-wide profitability and cash flows by further promoting autonomous management at each business domain company. Matsushita currently expects fiscal 2005 sales on a consolidated basis to increase by about 18% to approximately 8,800 billion yen. Consolidated operating profit is also expected to increase by about 43% to approximately 280 billion yen. Consolidated income before income taxes6 is anticipated to improve to approximately 230 billion yen, up 35%, with net income expected to improve to approximately 63 billion yen, an increase of 49% from the past fiscal year.

5.	The above forecast for fiscal 2005 reflects the addition of Matsushita Electric Works, Ltd. and PanaHome Corporation as consolidated subsidiaries of Matsushita Electric Industrial Co., Ltd. In fiscal 2004, Matsushita Electric Works and PanaHome were reflected in Matsushita Electric Industrial’s consolidated financial results by the equity method.

6.	Other income (deductions) affecting the forecast of income before income taxes consists of “other income” in the amount of 25 billion yen and “restructuring charges” of about 75 billion yen.

On a parent company alone basis, sales in fiscal 2005 are expected to decrease by 2% to approximately 4,020 billion yen. Recurring profit, however, is projected to increase by 1%, to approximately 106 billion yen, and net income is forecast to increase 21% to approximately 72 billion yen.

Matsushita Electric Industrial Co., Ltd., best known for its “Panasonic” brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam, and Frankfurt stock exchanges. For more information, visit the Matsushita web site at the following URL: http://www.panasonic.co.jp/global/ and the IR web site at the following URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Year ended March 31)

	Yen (millions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
Net sales	¥7,479,744	¥7,401,714	101%	$71,921
Cost of sales	(5,313,065)	(5,323,605)		(51,087)
Selling, general and administrative expenses	(1,971,187)	(1,951,538)		(18,954)

Operating profit	195,492	126,571	154%	1,880

Other income (deductions):
Interest income	19,564	22,267		188
Dividend income	5,475	4,506		53
Gain from the transfer of the substitutional portion of the Employees Pension Funds	72,228	—		695
Interest expense	(27,744)	(32,805)		(267)
Restructuring charges **	(45,056)	(12,476)		(433)
Write-down of investment securities	(52,492)	(52,611)		(505)
Other income (loss), net	3,355	13,464		32

Income before income taxes	170,822	68,916	248%	1,643

Provision for income taxes	(98,535)	(71,276)		(948)
Minority interests	(19,618)	(5,505)		(189)
Equity in earnings (losses) of associated companies	(10,524)	(11,588)		(101)

Net income (loss)	¥42,145	¥(19,453)	—	$405

Net income (loss), basic
per common share	18.15 yen	(8.70)yen		$0.17
per ADS	18.15 yen	(8.70)yen		$0.17
Net income (loss), diluted
per common share	18.00 yen	(8.70)yen		$0.17
per ADS	18.00 yen	(8.70)yen		$0.17

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 13-14.

Consolidated Statement of Surplus *

(Year ended March 31)

	Yen (millions)		U.S. Dollars (millions)
	2004	2003	2004
Balance at beginning of year	¥2,432,052	¥2,470,356	$23,385
Net income (loss)	42,145	(19,453)	405
Cash dividends	(29,218)	(20,798)	(281)
Transfer from (to) legal reserve	(2,475)	1,947	(23)

Balance at end of year	¥2,442,504	¥2,432,052	$23,486

* See Notes to consolidated financial statements on pages 13-14. Supplementary Information (Year ended March 31)
	Yen (millions)		U.S. Dollars (millions)
	2004	2003	2004
Depreciation (tangible assets):	¥253,762	¥283,434	$2,440
Capital investment:	¥271,291	¥251,470	$2,609
R&D expenditures:	¥579,230	¥551,019	$5,570

Number of employees (Mar. 31)	290,493	288,324

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

(March 31, 2004)

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2004	March 31, 2003	March 31, 2004
Assets
Current assets:
Cash and cash equivalents	¥1,275,014	¥1,167,470	$12,260
Time deposits	170,047	395,559	1,635
Marketable securities	2,684	1,196	26
Trade receivables (notes and accounts)	1,067,667	1,146,905	10,266
Inventories	777,540	783,262	7,476
Other current assets	482,025	491,786	4,635

Total current assets	3,774,977	3,986,178	36,298

Noncurrent receivables	280,398	299,239	2,696
Investments and advances	1,237,427	1,020,137	11,898
Property, plant and equipment, net of accumulated depreciation	1,209,502	1,298,895	11,630
Other assets	935,708	1,230,244	8,997

Total assets	¥7,438,012	¥7,834,693	$71,519

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥290,208	¥333,686	$2,790
Trade payables (notes and accounts)	784,734	727,284	7,546
Other current liabilities	1,494,844	1,509,862	14,373

Total current liabilities	2,569,786	2,570,832	24,709

Long-term debt	460,639	588,202	4,429
Other long-term liabilities	827,896	1,387,082	7,960
Minority interests	128,115	110,177	1,232
Common stock	258,740	258,738	2,488
Capital surplus	1,230,476	1,219,686	11,831
Legal reserve	83,175	80,700	800
Retained earnings	2,442,504	2,432,052	23,486
Accumulated other comprehensive income (loss) *	(399,502)	(705,642)	(3,841)
Treasury stock	(163,817)	(107,134)	(1,575)

Total liabilities and stockholders’ equity	¥7,438,012	¥7,834,693	$71,519

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2004	March 31, 2003	March 31, 2004
Cumulative translation adjustments	¥(282,287)	¥(161,124)	$(2,714)
Unrealized holding gains (losses) of available-for-sale securities	88,104	(18,082)	847
Unrealized gains (losses) of derivative instruments	6,676	(1,090)	64
Minimum pension liability adjustments	(211,995)	(525,346)	(2,038)

**	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Year ended March 31)

	Yen (billions)		Percentage 2004/2003	U.S. Dollars (millions)
	2004	2003		2004
	(Restated - Note 8)
AVC Networks
Video and audio equipment	¥1,418.1	¥1,397.7	101%	$13,636
Information and communications equipment	2,206.0	2,113.8	104%	21,211

Subtotal	3,624.1	3,511.5	103%	34,847

Home Appliances	1,189.1	1,184.1	100%	11,434

Components and Devices	1,142.4	1,193.8	96%	10,985

JVC	802.7	828.0	97%	7,718

Other	721.4	684.3	105%	6,937

Total	¥7,479.7	¥7,401.7	101%	$71,921

Domestic sales	3,477.5	3,453.8	101%	33,438
Overseas sales	4,002.2	3,947.9	101%	38,483

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2004	Percentage 2004/2003	Yen (billions) 2004	Percentage 2004/2003

AVC Networks
Video and audio equipment	¥413.2	101%	¥1,004.9	102%
Information and communications equipment	1,077.0	104%	1,129.0	104%

Subtotal	1,490.2	103%	2,133.9	103%

Home Appliances	763.4	100%	425.7	102%

Components and Devices	463.2	100%	679.2	93%

JVC	244.2	92%	558.5	99%

Other	516.5	100%	204.9	122%

Total	¥3,477.5	101%	¥4,002.2	101%

*	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Year ended March 31)

By Business Segment:

				U.S. Dollars (millions)
	Yen (billions)		Percentage 2004/2003
	2004	2003		2004
	(Restated - Note 8)
[Sales]
AVC Networks	¥3,840.3	¥3,668.2	105%	$36,926
Home Appliances	1,223.2	1,197.5	102%	11,762
Components and Devices	1,659.7	1,709.7	97%	15,959
JVC	819.0	851.5	96%	7,875
Other	948.7	819.1	116%	9,122

Subtotal	8,490.9	8,246.0	103%	81,644
Eliminations	(1,011.2)	(844.3)	—	(9,723)

Consolidated total	¥7,479.7	¥7,401.7	101%	$71,921

[Segment Profit] **
AVC Networks	¥129.1	¥82.8	156%	$1,241
Home Appliances	52.7	45.2	117%	507
Components and Devices	50.1	31.2	161%	482
JVC	24.7	21.9	113%	238
Other	14.7	13.1	113%	141

Subtotal	271.3	194.2	140%	2,609
Corporate and eliminations	(75.8)	(67.6)	—	(729)

Consolidated total	¥195.5	¥126.6	154%	$1,880

By Domestic and Overseas Company Location:

			Percentage 2004/2003	U.S. Dollars (millions)
	Yen (billions)
	2004	2003		2004
[Sales]
Japan	¥5,511.1	¥5,140.4	107%	$52,991
Americas	1,297.2	1,390.4	93%	12,473
Europe	1,027.3	939.3	109%	9,878
Asia, China and others	2,176.4	1,837.4	118%	20,927

Subtotal	10,012.0	9,307.5	108%	96,269
Eliminations	(2,532.3)	(1,905.8)	—	(24,348)

Consolidated total	¥7,479.7	¥7,401.7	101%	$71,921

[Segment Profit]
Japan	¥131.8	¥88.2	150%	$1,267
Americas	23.3	22.5	104%	224
Europe	16.3	21.7	75%	157
Asia, China and others	89.7	71.0	126%	863

Subtotal	261.1	203.4	128%	2,511
Corporate and eliminations	(65.6)	(76.8)	—	(631)

Consolidated total	¥195.5	¥126.6	154%	$1,880

* ** See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Year ended March 31)

	Yen (millions)		U.S. Dollars (millions)
	2004	2003	2004
Cash flows from operating activities:
Net income (loss)	¥42,145	¥(19,453)	$405
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	278,177	302,141	2,675
Net gain on sale of investments	(11,327)	(93)	(109)
Provision for doubtful receivables	3,154	17,621	30
Deferred income taxes	21,160	19,572	203
Write-down of investment securities	52,492	52,611	505
Impairment loss on long-lived assets	11,666	2,375	112
Minority interests	19,618	5,505	189
(Increase) decrease in trade receivables	35,248	(72,604)	339
(Increase) decrease in inventories	(37,016)	82,573	(356)
(Increase) decrease in other current assets	13,450	27,996	129
Increase (decrease) in trade payables	87,226	162,378	839
Increase (decrease) in accrued income taxes	12,254	4,960	118
Increase (decrease) in accrued expenses and other current liabilities	10,782	79,252	104
Increase (decrease) in retirement and severance benefits	(67,332)	16,622	(648)
Other	17,435	16,861	168

Net cash provided by operating activities	¥489,132	¥698,317	$4,703

Cash flows from investing activities:
Proceeds from sale of short-term investments	—	10,523	$—
Purchase of short-term investments	(702)	—	(7)
Proceeds from disposition of investments and advances	68,468	121,001	658
Increase in investments and advances	(207,869)	(80,774)	(1,999)
Capital expenditures	(275,544)	(246,603)	(2,649)
Proceeds from sale of fixed assets	113,008	58,270	1,087
(Increase) decrease in finance receivables	30,697	29,158	295
(Increase) decrease in time deposits	202,808	96,371	1,950
Other	(16,311)	877	(157)

Net cash used in investing activities	¥(85,445)	¥(11,177)	$(822)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(39,577)	(106,630)	(380)
Increase (decrease) in deposits and advances from customers and employees	(15,787)	(20,589)	(152)
Proceeds from long-term debt	108,026	122,288	1,039
Repayments of long-term debt	(228,039)	(293,088)	(2,193)
Dividends paid	(29,218)	(20,798)	(281)
Dividends paid to minority interests	(4,675)	(8,267)	(45)
Repurchase of common stock	(69,394)	(115,770)	(667)
Other	5,963	—	57

Net cash used in financing activities	¥(272,701)	¥(442,854)	$(2,622)

Effect of exchange rate changes on cash and cash equivalents	(23,442)	(9,948)	(225)

Net increase in cash and cash equivalents	107,544	234,338	1,034
Cash and cash equivalents at beginning of year	1,167,470	933,132	11,226

Cash and cash equivalents at end of year	¥1,275,014	¥1,167,470	$12,260

*	See Notes to consolidated financial statements on pages 13-14.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and note 4 for U.S. GAAP reconciliation.

3.	Comprehensive income (loss) was reported as a gain of 348,285 million yen ($3,349 million) for fiscal 2004, and a loss of 570,552 million yen for fiscal 2003. Comprehensive income (loss) includes net income (loss) and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

4.	“Restructuring charges” in “Other income (deductions)” of the consolidated statements of income for fiscal 2004 and fiscal 2003 include expenses associated with the implementation of early retirement programs at certain domestic companies. “Other income (loss), net” for fiscal 2004 includes business restructuring expenses, such as impairment losses and other expenses associated with the closure or integration of several manufacturing facilities. Under accounting principles generally accepted in the United States, these charges are included as part of operating profit in the statement of income. “Other income (loss), net” for fiscal 2003 includes a gain on the sale of Panasonic Disc Services Corporation in the United States.

5.	Due to revised local enterprise income tax laws in light of a new pro-forma standard taxation system that was promulgated in March 2003, the company revalued deferred tax assets and increased provision for income taxes by 8,614 million yen ($83 million) in the consolidated statements of income for fiscal 2004, and 22,317 million yen for fiscal 2003.

6.	In fiscal 2003, the company and certain of its subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that the company and certain of its subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in December 2003 or later. Gain from the transfer of the substitutional portion of the Employees Pension Funds of 72,228 million yen ($695 million) is reported as other income in the consolidated statement of income.

7.	Matsushita Electric Industrial Co., Ltd. and most of its domestic subsidiaries maintain Employees Pension Funds and lump-sum retirement benefit payment plans as defined benefit plans. Effective April 2002 or later, the company and certain of its subsidiaries amended their lump-sum retirement benefit payment plans, introducing cash balance pension plans. Several overseas subsidiaries also maintain defined benefit plans.

8.	Upon the introduction of a new business domain-based management system, which focuses on global consolidated management by each business domain, from this fiscal year (fiscal 2004), the company changed its business segment classifications to five new segments: AVC Networks, Home Appliances, Components and Devices, JVC and Other, in order to ensure consistency of its internal management structure and disclosure. Accordingly, sales breakdown and segment information for fiscal 2003 have been restated.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks:

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Matsushita Kotobuki Electronics Industries, Ltd.

Home Appliances:

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices:

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Matsushita Electronic Components Co., Ltd., Motor Company

JVC:

Victor Company of Japan, Ltd.

Other:

Panasonic Factory Solutions Co., Ltd., Matsushita Industrial Information Equipment Co., Ltd.

9.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

10.	As a result of the tender offer in which the company purchased 140.55 million shares of Matsushita Electric Works, Ltd. (MEW) at the total cost of 146,172 million yen, MEW and its subsidiaries and PanaHome Corporation and its subsidiaries became consolidated subsidiaries of the company on April 1, 2004.

11.	Number of consolidated companies: 372

12.	Number of companies reflected by the equity method: 59

13.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 104 yen, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2004.

14.	Each American Depositary Share (ADS) represents 1 share of common stock.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information of Marketable Securities*

(March 31, 2004)

	Yen (millions)
	March 31, 2004			March 31, 2003
	Cost	Fair value	Gross unrealized holding gains(losses)	Cost	Fair value	Gross unrealized holding gains(losses)
Current
Equity securities	—	—	—	—	—	—
Bonds	1,000	1,001	1	4	4	—
Other debt securities	1,683	1,683	—	1,192	1,192	—

Sub-total	¥2,683	¥2,684	¥1	¥1,196	¥1,196	—

Noncurrent
Equity securities	217,470	398,425	180,955	242,946	254,032	11,086
Bonds	8,254	8,229	(25)	23,663	22,914	(749)
Other debt securities	10,071	10,071	—	10,851	10,670	(181)

Sub-total	¥235,795	¥416,725	¥180,930	¥277,460	¥287,616	¥10,156

Total	¥238,478	¥419,409	¥180,931	¥278,656	¥288,812	¥10,156

*	The statement of marketable securities represents marketable equity securities other than investments in associated companies and all debt securities in accordance with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities.”

Matsushita Group

1. Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 371 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which has been categorized into the following five segments: AVC Networks, Home Appliances, Components and Devices, JVC and Other.

*	For major product lines in each segment, please refer to “Details of Product Categories” on page 17.

2. Business Domain Chart

Details of Product Categories

AVC Networks

Color TVs, LCD and PDP TVs, VCRs, camcorders, DVD players, DVD recorders, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disk drives, SD memory cards, other data storage devices, CRT and LCD displays, copiers, printers, telephones, cellular phones, Personal Handyphone System (PHS) terminals and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dishwashers, electric fans, air purifiers, heating equipment, kitchen fixture systems, electric, gas and kerosene hot water supply equipment, bath and sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, CRTs, LCD panels, PDPs, general components (capacitors, resistors, coils, speakers, power supplies, mechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, electric motors, dry batteries, storage batteries, etc.

JVC

VCRs, camcorders, color TVs, stereo hi-fi and related equipment, car audio, DVD players, DVD recorders, CD radio cassette recorders, business- and education-use equipment, information equipment, KARAOKE systems, video projectors, display components, optical pickups, motors, high-density multi-layered printed circuit boards, audiovisual software for DVD, CD and video tapes, etc.

Other

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, elevators, escalators, bicycles, leasing and credit operations, imported materials and components, certain Matsushita Electric Works products, etc.

Please Note: The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income

(Year ended March 31)

	Yen (millions)		Percentage 2004/2003
	2004	2003
Net sales	¥4,081,485	¥4,237,869	96%
Cost of sales	(3,347,349)	(3,444,104)
Selling, general and administrative expenses	(687,142)	(740,880)

Operating profit	46,993	52,884	89%

Interest income	5,662	6,518
Dividend income	64,634	44,913
Other income	32,240	32,422
Interest expense	(16,533)	(18,771)
Other expenses	(27,795)	(37,769)

Recurring profit	105,201	80,196	131%

Non-recurring profit	17,601	52,288
Non-recurring loss	(38,733)	(43,918)

Income before income taxes	84,069	88,566	95%
Provision for income taxes
Current	7,463	6,154
Deferred	17,107	53,584

Net income	¥59,499	¥28,828	206%

Unappropriated retained earnings at beginning of period	40,467	41,191
Interim dividend	(14,473)	(12,984)
Unappropriated retained earnings at end of period	85,493	57,035

Notes to parent-alone financial statements:

1.	In accordance with the Regulations concerning Corporate Financial Statements under the Japanese Commercial Code, amounts less than 1 million yen have been omitted in the accompanying parent-alone financial statements. The sum of the subtotals may differ from the actual total.

2.	Similarly, in the description on page 5 regarding parent-alone results and in parent-alone sales breakdown on page 20, amounts less than one-tenth of a billion yen are truncated.

3.	Non-recurring profit for fiscal 2004 includes 9,071 million yen related to the sale of securities, and 8,530 million yen as a result of the sale of certain fixed assets. Non-recurring loss for fiscal 2004 includes 37,677 million yen for business restructuring expense such as losses associated with the restructuring of several domestic and overseas businesses.

4.	From this fiscal year (fiscal 2004), the company changed its business categories to four new categories: AVC Networks, Home Appliances, Components and Devices and Other, and discloses parent-alone financial data according to these. As such, the sales breakdown data for fiscal 2003 are restated in the sales breakdown table.

5.	Based on an agreement entered into with Minebea Co., Ltd., on April 1, 2004, certain businesses in the information equipment motor field of Matsushita were transferred to Minebea-Matsushita Motor Corporation, a joint venture of Matsushita and Minebea.

6.	Net income per common share:

	2004	2003
Basic	25.52 yen	12.80 yen
Diluted	25.18 yen	—

Net income per common share (diluted) for fiscal 2003 is omitted because of the antidilutive effect.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet *

(March 31, 2004)

	Yen (millions)
	March 31, 2004	March 31, 2003
Assets
Current assets:
Cash and deposits	¥763,116	¥760,804
Trade receivables (notes and accounts)	576,008	586,352
Inventories	192,268	192,158
Other current assets	522,881	503,453

Total current assets	2,054,274	2,042,769

Fixed assets:
Tangible fixed assets	400,744	425,670
Intangibles	29,788	30,911
Investments and advances	2,733,127	2,563,462

Total fixed assets	3,163,660	3,020,044

Total assets	¥5,217,934	¥5,062,813

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables (notes and accounts)	¥474,138	¥449,193
Accrued income taxes	670	350
Other current liabilities	1,410,907	1,372,335

Total current liabilities	1,885,715	1,821,878

Long-term debt and employee retirement and severance benefits	492,863	472,906

Total liabilities	2,378,579	2,294,785

Shareholders’ equity:
Capital	258,740	258,738
Capital surplus	571,623	564,067
Retained earnings	2,083,833	2,053,767
Unrealized holding gains (losses) of available-for-sale securities	88,976	(1,411)
Treasury stock	(163,817)	(107,134)

Total shareholders’ equity	2,839,355	2,768,028

Total liabilities and shareholders’ equity	¥5,217,934	¥5,062,813

*	See notes to parent-alone financial statements on page 18.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Proposed Allocation of Income*

(Year ended March 31)

	Yen (millions)
	2004		2003
Unappropriated retained earnings at end of year	¥85,493		¥57,035

To be allocated as follows:
Year-end dividends	17,967		14,745
(per common share)	(7.75 yen	)	(6.25 yen	)
Directors’ bonuses	230		200
Corporate auditors’ bonuses	17		15
Reserve for advanced depreciation	2,267		1,607
Contingency reserve	24,000		—

Unappropriated retained earnings carried forward to next period	¥41,011		¥40,467

*	See notes to parent-alone financial statements on page 18.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Sales Breakdown *

(Year ended March 31)

	Yen (billions)		Percentage 2004/2003
	2004	2003
AVC Networks
Video and audio equipment	¥725.9	¥738.2	98%
Information and communications equipment	1,088.6	1,329.7	82%

Subtotal	1,814.6	2,068.0	88%

Home Appliances	740.4	731.8	101%

Components and Devices	882.7	832.1	106%

Other	643.5	605.9	106%

Total	¥4,081.4	¥4,237.8	96%

Domestic sales	2,440.6	2,717.2	90%
Exports	1,640.7	1,520.6	108%

*	See notes to parent-alone financial statements on page 18.

Management Policy

(1) Basic Policy for Corporate Management

Since its establishment, Matsushita has operated its business under its basic management philosophy, which sets forth that the mission of a business enterprise is “Contributing to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world.” Matsushita, as a public entity, is committed to its relationship with all stakeholders.

(2) Basic Policy for Profit Distribution

Matsushita has conducted company management recognizing the importance of profit return to shareholders since the company’s establishment. Its share dividend policy is based on a consistent distribution of dividends. In addition, on commemorative occasions, the company has rewarded its shareholders through such means as dividend increases.

During the fiscal year ended March 31, 2004 (fiscal 2004), the company distributed an interim cash dividend of 6.25 yen per common share. As for the year-end cash dividend for fiscal 2004, the company intends to distribute, in addition to the ordinary year-end cash dividend of 6.25 yen, a 1.50 yen dividend as a commemorative dividend for the 85th anniversary of the company’s founding. If implemented, total cash dividends for fiscal 2004 will be 14.00 yen per common share, representing a dividend payout ratio of 54.9% (parent company alone basis).

(3) Company’s Policy on Reduction of the Share Trading Unit Size

The amendments to the Japanese Commercial Code that took effect in October 2001 allow listed companies to reduce the number of shares per unit for trading (“share trading unit”) on stock markets in Japan. Matsushita has given careful consideration as to whether or not it should avail itself to this eased restriction, but as of today, the company believes it is too early to do so.

Recognizing the importance of increased participation in capital markets by individual investors, Matsushita, over the years, has implemented various measures with individual shareholders in mind. Some of these include enhancement of the company’s investor relations website, more detailed business reports and improved shareholder meeting arrangements. Although Matsushita is aware that a reduction in the trading unit size is an effective method for broadening its individual shareholder base, the company would incur significant costs in doing so, while the potential benefits of such a measure have yet to be verified. Matsushita would consider a possible change in the trading unit size only at such time as the aforementioned advantages and benefits could be verified.

(4) Corporate Management Strategies and Challenges

Matsushita aims to become a top global company in 2010, by pursuing the management objectives of contributing to the realization of a ubiquitous networking society and coexistence with the environment, thus providing its customers with valued products and services.

To this end, the company established the mid-term (three-year) management plan “Leap Ahead 21,” and began implementing initiatives to materialize sustainable growth. In fiscal 2005, which is the first year of the plan, the company will implement various measures to set the firm trend toward growth by fiscal 2007.

<Major Activities Undertaken in Fiscal 2004>

With the “Value Creation 21 Plan” implemented from fiscal 2002 to 2004, the company conducted numerous group-wide reforms under the theme “deconstruction and creation.” Specifically, in fiscal 2004, designated as a year in which the company would “re-declare” its founding, Matsushita shifted its focus to a “growth phase,” and established a business domain-based organizational structure and a new management system that places top priority on global consolidated results and cash flows. Specific initiatives taken during fiscal 2004 include :

•	Regarding V-products that can capture top market shares and contribute to the company’s overall results, Matsushita, in fiscal 2004, launched 90 new models and aggressively implemented marketing campaigns, utilizing global simultaneous product introductions. As a result, sales of V-products exceeded the initial target, reaching approximately 1.24 trillion yen on a group-wide basis.

•	Regarding overseas operations, which Matsushita expects to serve as the Group’s growth engine, the company reinforced its regional strategies to promote localization and integration of operations, along with efforts to actively expand sales and expedite return on investments. It also conveyed to its customers worldwide a new image for the company and its products, by unifying its brand name overseas to “Panasonic,” with the brand slogan of “Panasonic ideas for life.”

•	In R&D, to increase efficiency, the company realigned technological management categorization and systems. In corporate R&D functions, to encourage engineers to concentrate on prioritized R&D themes and leading-edge technologies, Matsushita introduced a new management system with which it can administrate themes at each step in the research process. In business domain companies’ R&D functions, Matsushita significantly reduced lead time for product development by introducing an innovative R&D process management, developed from the standpoint of return on investment. Furthermore, the company reinforced its intellectual property rights initiatives through revitalizing patent application filings worldwide.

•	In evaluating the performance of each business domain company, the company also implemented reforms in management systems, by unifying existing evaluation standards into two new integrated systems; Capital Cost Management (CCM), which represents return on capital, and globally consolidated cash flows, which measure a company’s ability to generate cash. In order to improve profitability, Matsushita also made efforts to strengthen its financial structure, by expediting the selection and concentration of resources through restructuring activities at each business domain company, while also working on the reduction of inventories and materials purchasing costs.

<Principal Initiatives for Fiscal 2005>

1. V-products

For fiscal 2005, Matsushita plans to launch 71 new V-products on a group-wide basis. It targets approximately 1.5 trillion yen in sales of these products, significantly surpassing last year’s result. Matsushita intends to develop these new V-products with emphasis on the creation of black-box technologies, universal designs and eco-friendly innovations, and expand the markets for these products globally, with an aim to form solid pillars of growth.

2. R&D and Intellectual Property Rights Strategies

Matsushita will concentrate its management resources on strategically important development themes, in line with the company’s ten-year technology vision as the core of corporate-wide R&D strategy. Specifically, the company will step up the development of such products as next-generation system LSIs, networkable electronic home appliances and fuel cell co-generation systems. With respect to intellectual property rights, Matsushita will further strengthen its competitive edge, by more globally establishing its patent rights, along with effective utilization thereof, for fundamental networking technologies to support a ubiquitous networking society, and standards for such products as digital TV and DVD-related products.

3. Overseas Strategy

Matsushita will continue its ongoing initiatives to strengthen overseas operations as a corporate growth engine. Especially in China, as a priority region, the company will strive to achieve approximately 1 trillion yen in total business size in fiscal 2006, with a growth rate surpassing the market expansion rate.

4. Strengthening the Company’s Financial Structure

Matsushita will enhance its earnings capability and financial structure, by thoroughly conducting rationalization of materials purchasing costs, as well as through other initiatives, including a cost and expense reduction project initiated in fiscal 2004.

5. Collaboration with Matsushita Electric Works, Ltd. (MEW)

From fiscal 2005, Matsushita will start a comprehensive collaboration with MEW in actual operation, aiming at mutually enhanced corporate value through realization of a new Matsushita Group with an optimum management structure from a customer viewpoint. By combining each company’s management resources under a unified brand/management strategy, the two companies aim to achieve synergy effects, offering “solutions for comfortable living,” to create greater growth opportunities and increased productivity, thus envisioning a leap towards a globally excellent enterprise.

(5) Corporate Governance, Concept and Initiatives

1. A New Structure that Enables Enhanced Governance

Based on its basic philosophy of contributing to society as a “public entity,” Matsushita over the years has been committed to the enhancement of its corporate governance. As such, it was one of the first Japanese companies to invite outside directors on its Board of Directors and also established an Advisory Board comprised of distinguished outside leaders.

In fiscal 2004, Matsushita implemented further reforms to establish an optimum management and governance structure tailored to the Group’s new business and organizational structure. Under the new structure, the Board of Directors has empowered each of the business domain companies by delegating authority in order to expedite autonomous management. At the same time, an Executive Officer System, for execution of business at various domestic and overseas Group companies, has been introduced, also facilitating the development of optimum corporate strategies that integrate the Group’s comprehensive strengths. In addition, Matsushita has realigned the role and structure of the Board of Directors to conduct swift and strategic decision-making, as well as optimum monitoring, on group-wide matters. Accordingly, the Board of Directors can now concentrate on corporate strategies and supervision of business domain companies, as opposed to Executive Officers, who have responsibilities relating to day-to-day operations. Taking into consideration the diversified scope of Matsushita’s business operations, the company will, however, maintain a system where Executive Officers, who are most familiar with the specifics of respective operations, take an active part in the Board of Directors. Through these reforms, the Board of Directors itself has been reduced in number, with terms shortened to one year. While also strengthening the company’s existing Corporate Auditors System, in order to vitalize internal auditing functions in business domain companies, Matsushita assigned full-time “Auditors” at each internal divisional company and, furthermore, inaugurated the “Group Auditors Meeting” to enhance their collaboration with the corporate auditors at Matsushita subsidiaries.

2. Establishment of Internal Control Systems

In view of the growing needs for enhanced corporate internal controls and for addressing the Sarbanes-Oxley Act of 2002 in the United States, Matsushita worked on documenting the appropriate systems and procedures in operations from the control environment up to actual internal control activities, and appointed “internal auditing managers” in each of the business domain companies, who will check on how requisites are observed (or the effectiveness of internal controls) under the overall supervision of the Corporate Internal Auditing Group, both in order to ensure the reliability of the company’s financial reporting. In fiscal 2005, the company will reinforce its internal controls through this set-up by implementing self-assessment at all organizational units and operational functions throughout the Matsushita Group. Furthermore, in order to ensure and enhance the transparency and accountability of its business, the company has also established the “Internal Control and Disclosure Committee” with which it is confirming the proper function and effectiveness regarding disclosure controls and procedures.

3. Compliance, etc.

Meanwhile, the company established the “Code of Ethics for Directors and Executive Officers” in March 2004, with which it encourages its Directors on the Board and Executive Officers to fully comply with the code to show good examples to employees. In May 2003, it also compiled an in-company handbook called the “Corporate Compliance Guide” as a concise guidebook plainly explaining the laws and ordinances to be observed in day-to-day operations, and delivered it to all personnel at the manager level or above, while also implementing training seminars. Additionally, in December 2003, the company conducted monitoring of corporate business ethics for employees of major domestic and overseas companies of the Matsushita Group to check the actual observation status of the company’s “code of conduct” and “business ethics and compliance,” thus making efforts forward the identification and solution of possible problems.

# # #

April 28, 2004

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data

for Fiscal 2004, ended March 31, 2004

1. Sales Breakdown for Fiscal 2004 ended March 31, 2004 and Fiscal 2005 Forecast

Fiscal 2004 Results	yen (billions)

	Total			Domestic		Overseas
By Product Category		04/03	Local currency basis 04/03		04/03		04/03	Local currency basis 04/03
Video and Audio Equipment	1,418.1	101%	103%	413.2	101%	1,004.9	102%	103%
Information and Communications Equipment	2,206.0	104%	106%	1,077.0	104%	1,129.0	104%	108%

AVC Networks	3,624.1	103%	105%	1,490.2	103%	2,133.9	103%	106%
Home Appliances	1,189.1	100%	102%	763.4	100%	425.7	102%	106%
Components and Devices	1,142.4	96%	98%	463.2	100%	679.2	93%	96%
JVC	802.7	97%	97%	244.2	92%	558.5	99%	100%
Other	721.4	105%	106%	516.5	100%	204.9	122%	125%

Total	7,479.7	101%	102%	3,477.5	101%	4,002.2	101%	104%

Fiscal 2005 Forecast	yen (billions)

	Total			Domestic		Overseas
By Product Category		05/04	Local currency basis 05/04		05/04		05/04	Local currency basis 05/04
Video and Audio Equipment	1,430.0	101%	105%	417.0	101%	1,013.0	101%	107%
Information and Communications Equipment	2,240.0	102%	105%	1,066.0	99%	1,174.0	104%	110%

AVC Networks	3,670.0	101%	105%	1,483.0	100%	2,187.0	102%	109%
Home Appliances	1,174.0	99%	100%	746.0	98%	428.0	101%	104%
Components and Devices	1,145.0	100%	103%	471.0	102%	674.0	99%	104%
MEW and PanaHome	1,427.0	—	—	1,240.0	—	187.0	—	—
JVC	810.0	101%	101%	278.0	114%	532.0	95%	95%
Other	574.0	96%	96%	382.0	93%	192.0	103%	105%

Total	8,800.0	118%	120%	4,600.0	132%	4,200.0	105%	110%

Note: Forecasts for fiscal 2005 are presented according to new disclosure segments.

yen (billions)

	Fiscal 2004 Results			Fiscal 2005 Forecast
Overseas By Region		04/03	Local currency basis 04/03		05/04	Local currency basis 05/04
North and South America	1,326.9	93%	1100%	1,286.0	97%	102%
Europe	1,080.1	108%	102%	1,076.0	100%	106%
Asia	1,013.6	99%	103%	1,104.0	109%	114%
China	581.6	115%	121%	734.0	126%	125%

Total	4,002.2	101%	104%	4,200.0	105%	110%

Note: Forecasts for fiscal 2005 are presented according to new disclosure segments.

2. Segment Information

<Consolidated> Fiscal 2004 Results	yen (billions)

	Sales	04/03	Segment profit	% of sales	04/03
AVC Networks	3,840.3	105%	129.1	3.4%	156%
Home Appliances	1,223.2	102%	52.7	4.3%	117%
Components and Devices	1,659.7	97%	50.1	3.0%	161%
JVC	819.0	96%	24.7	3.0%	113%
Other	948.7	116%	14.7	1.5%	113%

Total	8,490.9	103%	271.3	3.2%	140%
Corporate and eliminations	-1,011.2	—	-75.8	—	—

Consolidated total	7,479.7	101%	195.5	2.6%	154%

<Consolidated> Fiscal 2005 Forecast	yen (billions)

	Sales	05/04	Segment profit	% of sales	05/04
AVC Networks	3,900.0	102%	155.0	4.0%	120%
Home Appliances	1,220.0	100%	58.0	4.8%	110%
Components and Devices	1,630.0	98%	65.0	4.0%	130%
MEW and PanaHome	1,470.0	—	50.0	3.4%	—
JVC	825.0	101%	27.0	3.3%	109%
Other	960.0	101%	15.0	1.6%	102%

Total	10,005.0	118%	370.0	3.7%	136%
Corporate and eliminations	-1,205.0	—	-90.0	—	—

Consolidated total	8,800.0	118%	280.0	3.2%	143%

Notes:

1.	As the company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP), financial data for the JVC segment and MEW and PanaHome segment are also calculated according to these principles.

2.	Forecasts for fiscal 2005 are prepared according to new disclosure segments.

3. Capital Investment, Depreciation and R&D Expenditures

Capital Investment

<Consolidated>	yen (billions)

	Fiscal 2004 Results
		04-03
AVC Networks	64.0	+34.0
Home Appliances	24.0	-8.4
* Components and Devices	137.6	+24.6
JVC	14.3	+1.4
Other	31.4	-1.2

Total	271.3	+19.8

* semiconductors only	51.0	-4.0

yen (billions)

	Fiscal 2005 Forecast
		05-04
AVC Networks	93.0	+29.0
Home Appliances	35.0	+11.0
* Components and Devices	132.0	-5.6
MEW and PanaHome	40.0	+40.0
JVC	15.0	+0.7
Other	25.0	-6.4

Total	340.0	+68.7

* semiconductors only	90.0	+39.0

Note:	Forecasts for fiscal 2005 are presented according to new disclosure segments.

Depreciation (Tangible assets)

<Consolidated>	yen (billions)

	Fiscal 2004 Results		Fiscal 2005 Forecast
		04-03		05-04
	253.8	-29.7	300.0	+46.2

semiconductors only	38.0	-1.7	40.0	+2.0

R&D Expenditures

<Consolidated>	yen (billions)

	Fiscal 2004 Results		Fiscal 2005 Forecast
		04-03		05-04
	579.2	+28.2	640.0	+60.8

excluding MEW			580.0	+0.8

4. Intellectual Property Rights; Patents

<Owned by MEI and major consolidated subsidiaries, excluding JVC>
(Number of patents)

	Fiscal 2003	Fiscal 2004
Domestic	48,020	48,061
Overseas	32,932	38,358

Total	80,952	86,419

5. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2003	Fiscal 2004	Fiscal 2005 Forecast
U.S. Dollars	¥123	¥115	¥105
Euro	¥117	¥129	¥120

<Rates Used for Consolidation>

	Fiscal 2003	Fiscal 2004	Fiscal 2005 Forecast
U.S. Dollars	¥122	¥113	¥105
Euro	¥121	¥133	¥120

6. Number of Employees

<Consolidated>	(persons)

	end of Mar. 2003	end of Mar. 2004
Domestic	121,451	119,528
Overseas	166,873	170,965

Total	288,324	290,493

7. Other Information

Issued Shares as of March 31, 2004	(a)	2,453,053,497
Treasury Stock as of March 31, 2004	(b)	134,645,885

Outstanding Shares (excluding treasury stock) as of March 31, 2004	(a-b)	2,318,407,612

	Fiscal 2003	Fiscal 2004	Fiscal 2005
	Results	Results	Forecast
Net income per common share* (diluted basis)	¥ - 8.70	¥18.00	¥27.17
Stockholder’s equity per common share at the end of each period	¥1,347.17	¥1,488.77	—

*	The forecast for fiscal 2005 is based on the assumption that the number of common shares does not change.

8. Annual Forecast for Fiscal 2005, ending March 31, 2005

<Consolidated>	yen (billions)

	Fiscal 2004			Fiscal 2005
	Results		04/03	Forecast		05/04
Sales	7,479.7		101%	8,800.0		118%
Operating profit	195.5		154%	280.0		143%
(% of Sales)	(2.6%	)		(3.2%	)
Income before income taxes	170.8		248%	230.0		135%
(% of Sales)	(2.3%	)		(2.6%	)
Net income	42.1		—	63.0		149%
(% of Sales)	(0.6%	)		(0.7%	)

Note 1:

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Other income (deductions) affecting the forecast of income before income taxes consists of “other income” in the amount of 25 billion yen and “restructuring charges” of about 75 billion yen.

Note 2:

Sales data on a local currency basis are not measures conforming with U.S. GAAP. However, the company believes that these measures are useful to investors in promoting understanding of the company’s business conditions by excluding the influence of foreign currency exchange rate fluctuations.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward- looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditure in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

New Business Segments

(Effective April 1, 2004)

Through March 31, 2003	From April 1, 2004

April 28, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta
(Tel: 06-6949-2293)	Investor Relations
(Tel: 06-6908-1121)

Jim Reilly (U.S.)	Akihiro Takei
(Tel: +1-201-392-6067)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Brendon Gore (Europe)	Norio Iino
(Tel: +44-20-8899-2217)	Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Announces Proposed Senior Management Changes

Osaka, Japan, April 28, 2004 — Matsushita Electric Industrial Co., Ltd. (NYSE symbol: MC), best known for its “Panasonic” brand products, today announced the following proposed changes in its Board of Directors, Corporate Auditors and Executive Officers. Of the proposed changes, election of new Directors and Corporate Auditors and certain other matters will be submitted for, and subject to, approval at the company’s ordinary general meeting of shareholders to be held in late June 2004.

Details of the changes, effective late June 2004, are as follows:

1. Members of the Board of Directors (19 persons)

(changes in titles shown in parentheses)

Title	Name	Main New Responsibilities

Chairman of the Board	Yoichi Morishita

Vice Chairman of the Board	Masayuki Matsushita

President	Kunio Nakamura

Executive Vice Presidents	Kazuo Toda	Corporate Marketing Div. for Panasonic Brand and National Brand, Corporate Sales Strategy Div. for National/Panasonic Retailers, Commodity Products and Electrical Supplies Sales, Advertising, Logistics, Corporate CS Div., Design, Network Marketing Strategy Office, Chairman of Corporate Brand Committee

	Osamu Tanaka	Tokyo Representative, Public and Private Institutions, Panasonic Center, Panasonic System Solutions Company

	Yukio Shohtoku	Overseas Operations, Global Strategy Research Institute, Corporate Overseas Planning Group and Corporate International Affairs Group, Vivendi Universal Office, Olympic Affairs

Senior Managing Directors	Takami Sano	President of Panasonic Automotive Systems Company, Industrial Sales, Panasonic EV Energy Co., Ltd

	Susumu Koike	Technology, Devices and Environmental Technologies, Production Engineering, Intellectual Property, Overseas Research Laboratories, President of Semiconductor Company, Camera Modules Business

	Fumio Ohtsubo	President of Panasonic AVC Networks Company, Storage Devices Business, Digital Network Strategic Planning Office

	Tetsuya Kawakami (Promoted)	Finance and Accounting

Managing Directors	Hidetsugu Otsuru	Facility Management, Quality Assurance and Environmental Affairs, Recycling Business Promotion

	Yoshitaka Hayashi	Home Appliances Business, President of Matsushita Home Appliances Company, Healthcare Business Company, Matsushita Refrigeration Company

	Toshihiro Sakamoto (Promoted)	Planning, Associate Director of Corporate Management Quality Innovation Div., Associate Director of Corporate IT Innovation Div.

Directors	Josei Ito

Toshio Morikawa

	Masaki Akiyama (New Director)	President of Panasonic System Solutions Company, Corporate eNet Business Div.

	Shinichi Fukushima	Personnel, General Affairs, Social Relations, Director of Corporate Equal Partnership Div.

	Mikio Ito (New Director)	Director of Corporate Legal Affairs Div., Corporate Risk Management, Corporate Information Security, Business Ethics

Honorary Chairman of the Board of Directors and Executive Advisor	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Josei Ito and Toshio Morikawa are outside Directors, as provided by the Commercial Code of Japan.

Haruo Ueno and Yoshiaki Kushiki will retire from the Board of Directors. Yoshiaki Kushiki will stay as a Managing Executive Officer.

2. Members of the Board of Corporate Auditors (4 persons)

Title	Name

Senior Corporate Auditors	Kazumi Kawaguchi

Yukio Furuta (New Senior Corporate Auditor)

Corporate Auditors	Yasuo Yoshino

Ikuo Hata (New Corporate Auditor)

Note:	Yasuo Yoshino and Ikuo Hata are “outside corporate auditors,” as provided by “ the law concerning Exceptional Measures to the Commercial Code” of Japan.

Yoshitomi Nagaoka will retire as Corporate Auditor.

3. Executive Officers (28 persons)

Title	Name	Main New Responsibilities

Managing Executive Officers	Yoshiaki Kushiki	President of Panasonic Mobile Communications Co., Ltd.

	Hajime Sakai	President of Panasonic Communications Co., Ltd.

	Koshi Kitadai	President of Matsushita Electronic Components Co., Ltd., Electronic Circuit Capacitor Division, etc.

	Yasuo Katsura (Promoted)	Director of Tokyo Branch

	Shunzo Ushimaru (Promoted)	Director of Corporate Marketing Division for Panasonic Brand, President of Matsushita Consumer Electronics Corporation

Executive Officers	Toru Ishida	President of Matsushita Battery Industrial Co., Ltd.

	Tameshige Hirata	President of Matsushita Ecology Systems Co., Ltd., Matsushita Environment and Air-conditioning Engineering Co., Ltd.

	Hideaki Iwatani	International Affairs, Director of Global Strategy Research Institute

	Yoichiro Maekawa	Public and Private Institutions

	Tomikazu Ise	Director of Corporate Management Division for China and Northeast Asia, Chairman of Matsushita Electric (China) Co., Ltd.

	Fujio Nakajima	Senior Vice President of Panasonic AVC Networks Company, Director of AVC Development Center, General Manager of Digital Broadcasting Business Promotion Office

	Tomiyasu Chiba	President of Matsushita Kotobuki Electronics Industries, Ltd.

	Nobutane Yamamoto	Director of Corporate Procurement Division

	Kazuyoshi Fujiyoshi	Vice President of Panasonic Communications Co., Ltd.

Executive Officers	Tomio Kawabe	Director of Corporate Management Division for Asia and Oceania, President of Matsushita Electric Asia Pte. Ltd.

	Junji Esaka	Vice President of Matsushita Home Appliances Company, Refrigeration and Air Conditioning Business, President of Matsushita Refrigeration Company

	Takae Makita	Information Systems, Associate Director of Corporate IT Innovation Division

	Hitoshi Otsuki	Director of Corporate Management Division for Europe, Chairman of Matsushita Electric Europe (Headquarters) Ltd.

	Takahiro Mori	Director of Corporate Communications Div., CSR Office

	Tsutomu Ueda	Senior Vice President of Panasonic AVC Networks Company, Director of Visual Network Products and Display Devices Business Group

	Masashi Makino	Director of Corporate Manufacturing Innovation Division

	Katsutoshi Kanzaki (New Executive Officer)	President of Panasonic Factory Solutions Co., Ltd.

	Yoshinobu Sato (New Executive Officer)	Director of Corporate Sales Strategy Div. for National/Panasonic Retailers

	Osamu Nishijima (New Executive Officer)	Vice President of Semiconductor Company in charge of Technology, General Manager of Semiconductor Technologies Strategy Office

	Joachim Reinhart (New Executive Officer)	COO of Matsushita Electric Europe (Headquarters) Ltd.

	Yutaka Mizuno (New Executive Officer)	Executive Vice President of Panasonic Automotive Systems Company in charge of Sales, Director of OEM Automotive Systems Marketing & Sales Division

	Yoshihiko Yamada (New Executive Officer)	Director, Corporate Management Division for North America, Chairman of Matsushita Electric Corporation of America

	Kazuhiro Tsuga (New Executive Officer)	Digital Network and Software Technologies

Note:	Hiroaki Enomoto will retire from the office of Executive Officer.

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April 28, 2004

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta
(Tel: 06-6949-2293)	Investor Relations
(Tel: 06-6908-1121)

Jim Reilly (U.S.)	Akihiro Takei
(Tel: +1-201-392-6067)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Brendon Gore (Europe)	Norio Iino
(Tel: +44-20-8899-2217)	Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Electric to Amend its Articles of Incorporation

Regarding Own Share Repurchases

Osaka, Japan, April 28, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE : MC]), best known for its “Panasonic” brand, today announced that its Board of Directors resolved to submit a proposal, at the ordinary general meeting of shareholders to be held in late June 2004, to amend its Articles of Incorporation, which amendments will enable MEI to purchase its own shares by resolution of its Board of Directors pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan. MEI noted that this amendment is a part of continuing efforts to enhance corporate value through shareholder-oriented management, and enables flexible and agile capital management in a rapidly changing economic environment.

(Note)

The above amendment is subject to shareholder approval at the ordinary general meeting of shareholders to be held in late June 2004.

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